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                                                             EXHIBIT 99(B)(4)

FOR IMMEDIATE RELEASE

                                 MEDIA CONTACTS:

                                 DAN BURCH (MACKENZIE PARTNERS): 212-929-5748
                                 JEFF WOOD (CONTROL DEVICES CFO):  207-642-4535


               FIRST TECHNOLOGY PLC RECEIVES STOCKHOLDER APPROVAL
                     OF ACQUISITION OF CONTROL DEVICES, INC.

         BERKSHIRE, ENGLAND -- March 11, 1999 -- First Technology PLC (LSE:FRS) today announced that it had received the approval by its stockholders of its acquisition of Control Devices, Inc. (NASDAQ: SNSR) and related matters. First Technology stockholder approval was a condition to the previously announced recommended tender offer for all of Control Devices' outstanding shares at $16.25 per share in cash. The tender offer is scheduled to expire on March 25.

         Under the agreement between First Technology and Control Devices, Control Devices shares not purchased in the tender offer will be converted into $16.25 in cash in a subsequent merger. Certain of Control Devices' directors and executive officers holding shares representing 16.5% of Control Devices' fully diluted outstanding share capital have agreed to tender their shares and vote for the transaction. In addition, Control Devices' chairman, three of its executive officers and two of its nonemployee directors have agreed to invest an aggregate of $8 million in First Technology shares.

         The tender offer is subject to a majority of Control Devices' shares (on a fully- diluted basis) being tendered and not withdrawn, as well as other conditions, including listing on the London Stock Exchange of First Technology stock to be issued in a rights offering. The listing is expected to be effective by Friday, March 12, 1999. The transaction is not subject to financing.

         Control Devices, based in Standish, Maine, designs, manufactures and markets circuit breakers, electronic sensors and electronic ceramic component parts used by OEMs in the automotive, appliance and telecommunications market. The company generated fiscal 1998 annual revenues of $80 million from its operations located in the US, France and the Dominican Republic. Control Devices' products include over 250 types of circuit breakers, including metal covered breakers (for wiring harnesses, etc.) and glass enclosed breakers (for hermetic applications inside small motors); optoelectronic sensors (solar, twilight, steering encoder and interior fog); and solid state ceramic switches. The acquisition will enable First Technology to expand its global product offering of automotive sensing and safety products, increasing critical mass in the US and Europe.

         First Technology, based in Ascot, Berkshire, England, is an international group serving the global transportation industry in the supply of products and services in the fields of sensing, measurement and safety testing. First Technology generated fiscal 1998 revenues from continuing operations of (pound)52 million ($85 million) from its operations based in the UK, the US, France and Japan. First Technology's products include crash activated sensors for fuel cut-off and central door lock release, fuel level senders and rollover sensors. First Technology Safety Systems, Inc., a subsidiary of First Technology, designs and manufactures crash test dummies and related sensing equipment for use by the major global automotive OEM and tier one suppliers. Automotive customers of First Technology include, directly and indirectly, General Motors, Ford, Fiat, Renault, PSA, Honda, Rover, Daimler-Chrysler, Daewoo and Toyota.

         Forward-looking statements contained in this release involve risks and uncertainties that could cause actual results to differ materially from those contemplated. Factors that could cause such differences include the risks associated with the automotive business generally, transactional effects, integration risks and other investment considerations described from time to



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time by the companies in their filings with the Securities and Exchange
Commission or the London Stock Exchange.